Filed pursuant to Rule 424(b)(3)

Registration No. 333-265714

PROSPECTUS SUPPLEMENT NO. 12

(To the Prospectus Dated July 19, 2022)

biote Corp.

Up to 72,069,990 Shares of Class A Common Stock

Up to 67,856,462 Shares of Class A Common Stock

Up to 5,566,666 Warrants

This prospectus supplement supplements the prospectus dated July 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-265714), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 9, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to up to 72,069,990 shares of our Class A Common Stock consisting of (i) 7,937,500 shares of Class A Common Stock issuable upon the exercise of 7,937,500 warrants (the “Public Warrants”) originally issued in the initial public offering of Haymaker Acquisition Corp. III (the “IPO”) at a price of $10.00 per unit with each unit consisting of one share of HYAC Class A Common Stock (as defined in the Prospectus) and one-fourth of a Public Warrant, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), which were originally the Sponsor in connection with the IPO at a price of $1.50 per Private Placement Unit and (iii) 58,565,824 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus), which were originally issued at an assumed price per Retained Biote Unit of approximately $10.00.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (A) 67,856,462 shares of our Class A Common Stock, consisting of (i) 7,937,500 shares of Class A Common Stock originally issued in a private placement to the Sponsor in connection with the IPO at a price of approximately $0.003 per share, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and (iii) 54,352,296 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus) and (B) 5,566,666 Private Placement Warrants, which Private Placement Warrants were originally issued at a purchase price of $1.50 per Private Placement Warrant.

Our Class A Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”), under the symbols “BTMD” and “BTMDW,” respectively. On May 9, 2023, the last reported sales price of our Class A Common Stock was $6.40 per share and the last reported sales price of our Public Warrants was $0.73 per warrant.

We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 9, 2023 biote Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40128	85-1791125
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1875 W. Walnut Hill Ln #100
Irving, Texas 75038
(Address of principal executive offices, including zip code)

(844) 604-1246

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BTMD	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	BTMDW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On May 9, 2023, biote Corp., a Delaware corporation (the “Company”) issued a press release to report the Company’s financial results for the quarter ended March 31, 2023 and announce the commencement of the Offer and Consent Solicitation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 2.02 and the attached Exhibit 99.1 is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events

On May 9, 2023, the Company issued a press release announcing the commencement of (i) its offer to each holder of its outstanding warrants, each whole warrant exercisable for one share of Class A Common Stock, par value $0.0001 per share (“Common Stock”), of the Company, at an exercise price of $11.50 per share (the “Warrants”), the opportunity to receive 0.23 shares of Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the Warrants (“the Consent Warrants”) to amend the Warrant Agreement, dated as of March 1, 2021, by and between by and between Haymaker Acquisition Corp. III, a Delaware corporation, and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Amendment”), which governs all of the Warrants. If approved, the Warrant Amendment would permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. The Offer and Consent Solicitation are made solely upon the terms and conditions in the Prospectus/Offer to Exchange on Form S-4 (the “Prospectus”) and other related offering materials that are being distributed to the holders of the Warrants. The Offer and Consent Solicitation will expire at one minute after 11:59 p.m., Eastern Standard Time, on June 7, 2023, or such later time and date to which the Company may extend. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the Public Warrants (as defined in the Prospectus) and, solely with respect to any amendment to the terms of the Private Placement Warrants (as defined in the Prospectus), at least 50% of the Private Placement Warrants. Accordingly, the adoption of the Warrant Amendment will require the consent of holders of at least 50% of the Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants, at least 50% of the Private Placement Warrants. Parties representing approximately 19.4% of the Public Warrants and 59.3% of the Private Placement Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted.

A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Additional Information Has Been Filed with the SEC

The offer to exchange described in this Form 8-K commenced on May 9, 2023. On May 9, 2023, the Prospectus and an exchange offer statement on Schedule TO (the “Schedule TO”), including an offer to exchange, a letter of transmittal and related documents, were filed with the Securities and Exchange Commission (“SEC”) by the Company. The offer to exchange the outstanding warrants of the Company will only be made pursuant to the Prospectus and Schedule TO, including related documents filed as a part of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND SCHEDULE TO FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE

EXCHANGE OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to D.F. King & Co., Inc. at 48 Wall Street, 22nd floor New York, NY 10005, by telephone at (877) 732-3614 (Toll Free) or (212) 269-5550 (call collect) or by email at btmd@dfking.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Financials” section of the Company’s investor relations website at ir.biote.com.

No Offer or Solicitation

This Form 8-K shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies, or expectations for the Company’s business. These forward-looking statements include, but are not limited to, statements regarding the Company’s or its management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “hope,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “might,” “ongoing,” “potential,” “predict,” “would” or similar expressions. These forward-looking statements are based on information available as of the date of this Prospectus/Offer to Exchange, and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date. The Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: our ability to complete the Offer and the Consent Solicitation on the terms described herein and in the Prospectus, or at all; the success of our dietary supplements to attain significant market acceptance among clinics, practitioners and their patients; our customers’ reliance on certain third parties to support the manufacturing of bio-identical hormones for prescribers; our and our customers’ sensitive to regulatory, economic, environmental and competitive conditions in certain geographic regions; our ability to increase the use by practitioners and clinics of the Biote Method at the rate that we anticipate or at all; our ability to grow our business; the significant competition we face in our industry; our limited operating history; our ability to protect our intellectual property; the heavy regulatory oversight in our industry; changes in applicable laws or regulations; the inability to profitably expand in existing markets and into new markets; the possibility that we may be adversely impacted by other economic, business and/or competitive factors; future exchange and interest rates; and other risks and uncertainties indicated in this Current Report on Form 8-K, including those under “Risk Factors” in the Prospectus, and other filings the Company has made, or will make, with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Earnings Press Release, dated May 9, 2023.

99.2	Warrant Exchange Press Release, dated May 9, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

biote Corp.

By:	/s/ Teresa S. Weber
Name:	Teresa S. Weber
Title:	Chief Executive Officer

Date: May 9, 2023

Exhibit 99.1

Biote Reports First Quarter 2023 Financial Results

New Initiative Targets Long-term Growth Opportunity in Men’s Health

Company Launches Warrant Exchange Offer and Consent Solicitation

Maintains 2023 Financial Guidance

IRVING, TX – May 9, 2023—Biote (NASDAQ: BTMD), a leading solutions provider in preventive health care through the delivery of personalized hormone therapy, today announced financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights, year-over-year:

•	Revenue of $44.8 million, a 20.7% increase

•	Gross profit margin of 69.1%, a 220-basis point increase

•	Net loss of $(21.4) million and GAAP loss per share of $(0.39), primarily reflecting the impact of transaction-related items

•	Adjusted EBITDA of $13.1 million, a 12.4% increase[1]

•	Operating cash flow of $13.0 million

“Biote generated solid financial performance in the first quarter of 2023, driven by an approximately 21% increase in revenue, as we continued to effectively serve patients who wish to age healthfully and feel their best,” said Terry Weber, Biote Chief Executive Officer. “Overall, our first quarter results underscore the continued strong profitability of our capital-light business model that is designed to enhance patient health outcomes and deliver economic value for practitioners.

“During the quarter, we launched a new initiative to accelerate our expansion into the large and growing men’s health market. Approximately 20 million men over age 45 suffer from low testosterone, yet only a small percentage currently receive treatment for this condition. To better address this significant unmet medical need, we are strengthening our focus on serving men’s healthcare practitioners throughout the United States. This strategic initiative aligns with our enduring mission to be the leading provider of hormone replacement education, resources and support.”

[1]

Please see the “Reconciliations of Adjusted EBITDA” table below for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income, and additional information about Adjusted EBITDA.

Ms. Weber continued, “Consistent with our efforts to enhance shareholder value, we remain committed to improving our capital structure. To this end, we are announcing today a warrant exchange offer and consent solicitation, aimed at reducing the potential dilutive impact of outstanding warrants.”

2023 First Quarter Financial Review

Revenue for the first quarter of 2023 was $44.8 million, an increase of 20.7% from $37.1 million for the first quarter of 2022. The increase was driven by procedure revenue growth of 13.8% and dietary supplement revenue growth of 46.0%.

Gross profit margin for the first quarter of 2023 was 69.1% compared to 66.9% for the first quarter of 2022. The increase in gross profit margin reflected effective cost management.

Operating income for the first quarter of 2023 was $7.9 million, a decrease of 19.3% from $9.8 million in the first quarter of 2022. The decrease in operating income was due to higher SG&A expense, which included $2.2 million in stock compensation expense and other non-recurring expenses of $2.5 million, as well as higher marketing and selling expenses to support strategic expansion in new geographic markets.

Net loss for the first quarter of 2023 was $(21.4) million, or $(0.39) per share, compared to net income of $9.4 million for the first quarter of 2022. Net income decreased as the result of lower operating income, increased interest expense and a net change in the fair value adjustments to warrant and earnout liabilities of $27.0 million in the first quarter.

Adjusted EBITDA for the first quarter of 2023 was $13.1 million compared to $11.7 million for the first quarter of 2022. The 12.4% increase in Adjusted EBITDA was driven by the growth in revenue and improved gross profit, partially offset by increased operating expenses to support our growth and geographic expansion.2

Warrant Exchange Offer

Today, the company launched an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to acquire shares of Class A Common Stock (the “Warrants”). Pursuant to the offering, each warrant holder whose Warrants are exchanged will receive 0.23 shares of our Class A Common Stock for each warrant. Parties representing approximately 19.4% of the publicly traded Warrants and approximately 59.3% of the privately held Warrants have agreed to tender their Warrants in the Offer.

The Offer and Consent Solicitation are being made pursuant to a registration statement on Form S-4 (the “Prospectus/Offer to Exchange”), dated May 9, 2023, and Schedule TO, dated May 9, 2023 (the “Schedule TO”), each of which have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

[2]

Please see the “Reconciliations of Adjusted EBITDA” table below for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income, and additional information about Adjusted EBITDA.

The Company has engaged Roth Capital Partners, LLC as financial advisor for the Offer and Consent Solicitation. Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to Roth Capital Partners, LLC at the following email address: rothecm@roth.com. D.F. King & Co., Inc. has been appointed as the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company has been appointed as the Exchange Agent. Requests for documents should be directed to D.F. King & Co., Inc. at (877) 732-3614 or via the following email address: btmd@dfking.com.

2023 Financial Outlook

“We are maintaining our 2023 guidance as Biote remains on track for continued growth in revenue and Adjusted EBITDA. Our financial forecast assumes stronger revenue growth and Adjusted EBITDA performance in the second half of this year as compared to the first half, as we begin to benefit from the contributions of sales personnel added at the end of 2022. We continue to invest to strengthen our infrastructure and capabilities while further expanding our sales team,” concluded Ms. Weber.

($ in millions)	2023 Guidance Range
Revenue	$190-$200
Adjusted EBITDA	$56-$60

Conference Call:

Terry Weber, Chief Executive Officer, and the Company’s management will host a conference call to review these results and provide a business update beginning at 8:30 a.m. ET on Wednesday, May 10, 2023. To access the conference call by telephone, please dial (844) 481-2820 (U.S toll-free) or (412) 317-0679 (International). To access a live webcast of the call, interested parties may use the following link: Biote Q1 2023 Earnings Webcast. A replay of the webcast will be available on the Events page of the Biote Investor Relations website, at ir.biote.com, shortly after the event concludes.

Discussion of Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, Biote has disclosed Adjusted EBITDA, a non-GAAP financial measure that it calculates as net income before interest, taxes and depreciation and amortization, further adjusted to exclude stock-based compensation, transaction-related expenses, fair value adjustments to certain equity instruments classified as liabilities and other non-operating costs. Below we have provided a reconciliation of net income (the most directly comparable GAAP financial measure) to Adjusted EBITDA.

We present Adjusted EBITDA because it is a key measure used by our management to evaluate our operating performance, generate future operating plans and determine payments under compensation programs. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are as follows:

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements of our assets;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us.

In addition, Adjusted EBITDA is subject to inherent limitations as it reflects the exercise of judgment by Biote’s management about which expenses are excluded or included. A reconciliation is provided in the financial statement tables included below in this press release for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results.

Important Additional Information Has Been Filed with the SEC

The Offer described in this press release commenced on May 9, 2023. On May 9, 2023, the Prospectus/Offer to Exchange and the Schedule TO, including an offer to exchange, a letter of transmittal and related documents, were filed with the SEC by the Company. The offer to exchange the outstanding Warrants will only be made pursuant to the Prospectus/Offer to Exchange and Schedule TO, including related documents filed as a part of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND SCHEDULE TO FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to D.F. King & Co., Inc. at (877) 732-3614 or via the following email address: btmd@dfking.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Investor Relations” section of Biote’s website at ir.biote.com.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus / Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus / Offer to Exchange.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent or Roth makes any recommendation as to whether or not holders of Warrants should tender Warrants for exchange in the Offer or provide their consent pursuant to the Consent Solicitation.

About Biote

Biote is transforming healthy aging through innovative, personalized hormone optimization therapies delivered by Biote-certified medical providers. Biote trains practitioners how to identify and treat early indicators of hormone-related aging conditions, an underserved $7 billion global market, providing affordable symptom relief for patients and driving clinic success for practitioners.

Forward-Looking Statements

Except for historical information contained herein, this press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “hope,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “might,” “ongoing,” “potential,” “predict,” “would” and other similar expressions, are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: the success of our dietary supplements to attain significant market acceptance among clinics, practitioners and their patients; our customers’ reliance on certain third parties to support the manufacturing of bio-identical hormones for prescribers; our and our customers’ sensitivity to regulatory, economic, environmental and competitive conditions in certain geographic regions; our ability to increase the use by practitioners and clinics of the Biote Method at the rate that we anticipate or at all; our ability to grow our business; the significant competition we face in our industry; our limited operating history; our ability to protect our intellectual property; the heavy regulatory oversight in our industry; changes in applicable laws or regulations; the inability to profitably expand in existing markets and into new markets; the possibility that we may be adversely impacted by other economic, business and/or competitive factors, including recent bank failures; and future exchange and interest rates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Biote’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 29, 2023. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Biote assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Biote does not give any assurance that it will achieve its expectations.

Financial Tables

Biote Corp.

Consolidated Balance Sheets

(In Thousands)

(Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash	$87,608	$79,231
Accounts receivable, net	7,646	6,948
Inventory, net	9,623	11,183
Other current assets	2,579	3,816

Total current assets	107,456	101,178
Property and equipment, net	1,307	1,504
Capitalized software, net	5,206	5,073
Operating lease right-of-use assets	1,983	2,052
Deferred tax asset	3,183	1,838

Total assets	$119,135	$111,645

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,063	$4,112
Accrued expenses	6,252	6,274
Term loan, current	6,250	6,250
Deferred revenue, current	2,078	1,965
Operating lease liabilities, current	217	165

Total current liabilities	19,860	18,766
Term loan, net of current portion	110,719	112,086
Deferred revenue, net of current portion	1,018	926
Operating lease liabilities, net of current portion	1,855	1,927
TRA liability	6,250	—
Warrant liability	5,722	4,104
Earnout liability	57,520	32,110

Total liabilities	202,944	169,919
Commitments and contingencies (See Note 18)
Stockholders’ Deficit
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; no shares issued or outstanding as of March 31, 2023 and December 31, 2022	—	—
Class A common stock, $0.0001 par value, 600,000,000 shares authorized; 20,102,402 and 11,242,887 shares issued, 18,514,902 and 9,655,387 shares outstanding as of March 31, 2023 and December 31, 2022, respectively	2	1
Class B common stock, $0.0001 par value, 8,000,000 shares authorized; no shares issued or outstanding as of March 31, 2023 and December 31, 2022	—	—
Class V voting stock, $0.0001 par value, 100,000,000 shares authorized; 50,612,566 and 58,565,824 shares issued, 40,612,566 and 48,565,824 shares outstanding as of March 31, 2023 and December 31, 2022, respectively	4	5
Additional paid-in capital	—	—
Accumulated deficit	(48,532)	(44,460)
Accumulated other comprehensive loss	(12)	(5)

biote Corp.’s stockholders’ deficit	(48,538)	(44,459)
Noncontrolling interest	(35,271)	(13,815)

Total stockholders’ deficit	(83,809)	(58,274)

Total liabilities and stockholders’ deficit	$119,135	$111,645

Biote Corp.

Consolidated Statements of Operations

(In Thousands, except per share values)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Revenue:
Product revenue	$44,155	$36,758
Service revenue	688	385

Total revenue	44,843	37,143
Cost of revenue (excluding depreciation and amortization included in selling, general and administrative, below)
Cost of products	13,027	11,657
Cost of services	850	620

Cost of revenue	13,877	12,277
Selling, general and administrative	23,085	15,103

Income from operations	7,881	9,763
Other income (expense), net:
Interest expense	(2,426)	(359)
Loss from change in fair value of warrant liability	(1,618)	—
Loss from change in fair value of earnout liability	(25,410)	—
Other income	773	10

Total other expense, net	(28,681)	(349)

Income (loss) before provision for income taxes	(20,800)	9,414
Income tax expense	630	64

Net income (loss)	(21,430)	9,350
Less: Net loss attributable to noncontrolling interest	(14,625)

Net loss attributable to biote Corp. stockholders	(6,805)

Other comprehensive income:
Foreign currency translation adjustments	—	6

Other comprehensive income	—	6

Comprehensive income (loss)	$(21,430)	$9,356

Net loss per common share
Basic	$(0.39)
Diluted	$(0.39)
Weighted average common shares outstanding
Basic	17,585,045
Diluted	17,585,045

Biote Corp.

Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Operating Activities
Net income (loss)	$(21,430)	$9,350
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	538	502
Bad debt expense	30	30
Amortization of debt issuance costs	195	55
Provision for obsolete inventory	—	60
Non-cash lease expense	69	58
Shares issued in settlement of litigation	1,199	—
Share-based compensation expense	2,170	—
Loss from change in fair value of warrant liability	1,618	—
Loss from change in fair value of earnout liability	25,410	—
Deferred income taxes	103	—
Changes in operating assets and liabilities:
Accounts receivable	(728)	(1,344)
Inventory	1,560	377
Other current assets	1,238	(1,445)
Accounts payable	857	2,089
Deferred revenue	205	145
Accrued expenses	(22)	(2,847)
Operating lease liabilities	(20)	(61)

Net cash provided by operating activities	12,992	6,969
Investing Activities
Purchases of property and equipment	(62)	(262)
Purchases of capitalized software	(318)	(220)

Net cash used in investing activities	(380)	(482)
Financing Activities
Principal repayments on term loan	(1,562)	(1,250)
Proceeds from exercise of stock options	420	—
Distributions	(3,093)	(2,735)
Capitalized transaction costs	—	(1,577)

Net cash used in financing activities	(4,235)	(5,562)
Effect of exchange rate changes on cash and cash equivalents	—	13

Net increase in cash and cash equivalents	8,377	938
Cash and cash equivalents at beginning of period	79,231	26,766

Cash and cash equivalents at end of period	$87,608	$27,704

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,230	$304
Cash paid for income taxes	2,232	1
Non-cash investing and financing activities
Capital expenditures and capitalized software included in accounts payable	$94	$271

Biote Corp.

Reconciliation of Adjusted EBITDA to Net (Loss) Income

(In Thousands)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Net income (loss)	$(21,430)	$9,350
Interest expense	2,426	359
Income tax expense	630	64
Depreciation and amortization	538	502
Loss from extinguishment of debt	—	—
Other non-operating items	(773)	(10)
Share-based compensation expense	`2,170	—
Transaction-related expenses	—	708
Litigation and other	2,518	691
Loss from change in fair value of warrant liability	1,618	—
Loss from change in fair value of earnout liability	25,410	—

Adjusted EBITDA	$13,107	$11,664

Investor Relations:

Eric Prouty

AdvisIRy Partners

eric.prouty@advisiry.com

Media:

Press@biote.com

Exhibit 99.2

Biote Announces Commencement of Exchange Offer and Consent Solicitation Relating to Warrants

IRVING, TX – May 9, 2023 - Biote (NASDAQ: BTMD) (the “Company,” “we” or “us”), a leading solutions provider in preventive health care through the delivery of personalized hormone therapy, today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its (i) 8,397,624 outstanding public warrants (the “Public Warrants”) to purchase Class A common stock of the Company $0.0001 par value per share (“Class A Common Stock”), which warrants trade on the Nasdaq Stock Market (“Nasdaq”) under the symbol “BTMDW” and (ii) 5,106,508 private placement warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”). The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants.

Until the Expiration Date (as defined below), we are offering to the holders of Warrants the opportunity to receive 0.23 shares of Class A Common Stock in exchange for each of our Public Warrants tendered by the holder and exchanged pursuant to the Offer.

The Offer is being made to all Warrant holders. The Warrants are governed by the warrant agreement, dated as of March 1, 2021 (the “Warrant Agreement”), by and between the Company’s legal predecessor, Haymaker Acquisition Corp. III, and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent. Our Class A Common Stock and Warrants (as defined herein) is listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BTMD” and “BTMDW,” respectively. As of May 9, 2023, a total of 13,504,132 Warrants (consisting of 8,397,624 Public Warrants and 5,106,508 Private Placement Warrants) were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 3,105,950 shares of our Class A Common Stock in exchange for the Warrants.

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive 0.23 shares of our Class A Common Stock for each Warrant tendered by such holder and exchanged. No fractional shares of Class A Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any Warrant holder who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid in cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our Class A Common Stock on Nasdaq on the last trading day of the Offer Period (as defined below). Our obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered Warrants.

Concurrently with the Offer, we are also soliciting consents (from holders of the Warrants (the “Consent Warrants”) to amend the Warrant Agreement, which governs the Warrants, to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants, at least 50% of the Private Placement Warrants.

Parties representing approximately 19.4% of the Public Warrants and approximately 59.3% of the Private Placement Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation pursuant to tender and support agreements (the “Tender and Support Agreements”).

A Warrant holder may not consent to the Warrant Amendment without tendering your Consent Warrants in the Offer and you may not tender such Warrants without consenting to the Warrant Amendment. Warrant holders may revoke their consent at any time prior to the Expiration Date (as defined below) by withdrawing the Consent Warrants tendered in the Offer subject to the terms and conditions set forth in the Prospectus/Offer to Exchange.

The Offer and Consent Solicitation is made solely pursuant to the Registration Statement on Form S-4 (the “Prospectus/Offer to Exchange”) and Schedule TO, each filed with the Securities and Exchange Commission (“SEC”) on May 9, 2023, as well as the Letter of Transmittal and Consent, which is filed as an exhibit to the Prospectus/Offer to Exchange. The Offer and Consent Solicitation will expire at one minute after 11:59 p.m., Eastern Standard Time, on June 7, 2023, or such later time and date to which we may extend (the period during which the Offer and Consent Solicitation is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”).

We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered Warrants to the Warrant holders (and the consent to the Warrant Amendment will be revoked).

Warrant holders may tender some or all of their Warrants into the Offer. Warrant holders wishing to tender Warrants in response to the Offer and Consent Solicitation should follow the instructions in the Prospectus/Offer to Exchange and the related documents, including the Letter of Transmittal and Consent. If a Warrant holder tenders their Warrants, they may withdraw their tendered Warrants at any time before the Expiration Date and retain them on their current terms or amended terms if the Warrant Amendment is approved, by following the instructions in the Prospectus/Offer to Exchange. In addition, tendered Warrants that are not accepted by us for exchange by July 7, 2023, may thereafter be withdrawn by tendering Warrant holders until such time as the Warrants are accepted by us for exchange. If a Warrant holder withdraws the tender of their Warrants, their consent to the Warrant Amendment will be withdrawn as a result.

Warrants not exchanged for shares of our Class A Common Stock pursuant to the Offer will remain outstanding subject to their current terms or amended terms if the Warrant Amendment is approved. We reserve the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Warrant Amendment is approved, we intend to require the conversion of all Warrants to shares of Class A

Common Stock as provided in the Warrant Amendment. Our Warrants are currently listed on the Nasdaq Stock Market under the symbol “BTMDW”; however, our Warrants may be delisted if, following the completion of the Offer and Consent Solicitation, the extent of public distribution or the aggregate market value of the Warrants has become so reduced as to make further listing inadvisable or unavailable.

The Offer and Consent Solicitation is conditioned upon the effectiveness of the registration statement on Form S-4, of which the Prospectus/Offer to Exchange forms a part, that we filed with the SEC regarding the shares of Class A Common Stock issuable upon exchange of the Warrants pursuant to the Offer.

Our board of directors (the “Board”) has approved the Offer and Consent Solicitation. However, neither we nor any of our management, the Board, or the information agent, the exchange agent for the Offer and Consent Solicitation is making any recommendation as to whether Warrant holders should tender Warrants for exchange in the Offer and, as applicable, consent to the Warrant Amendment in the Consent Solicitation. Each Warrant holder must make its own decision as to whether to exchange some or all of its Warrants and, as applicable, consent to the Warrant Amendment. All questions concerning the terms of the Offer and Consent Solicitation should be directed to the Company.

All questions concerning exchange procedures and requests for additional copies of the Prospectus/Offer to Exchange, the Letter of Transmittal and Consent or the Notice of Guaranteed Delivery should be directed to the information agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd floor

New York, NY 10005

(877) 732-3614 (Toll Free)

(212) 269-5550 (call collect)

Email: btmd@dfking.com

Roth Capital Partners is acting as financial advisor to the Company in connection with the Offer and Consent Solicitation.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at 48 Wall Street, 22nd floor, New York, NY 10005, (877) 732-3614 (Toll Free), (212) 269-5550 (call collect), email: btmd@dfking.com.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock. The Offer is being made only through Prospectus/Offer to Exchange and Schedule TO and the complete terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange and Schedule TO. Holders of the Warrants are urged to read the Prospectus/Offer to Exchange and Schedule TO carefully before making any decision with respect to the Offer because they contain important information, including the various terms of, and conditions to, the Offer.

Cautionary Statement Regarding Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “hope,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “might,” “ongoing,” “potential,” “predict,” “would” and other similar expressions, are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: the success of our dietary supplements to attain significant market acceptance among clinics, practitioners and their patients; our customers’ reliance on certain third parties to support the manufacturing of bio-identical hormones for prescribers; our and our customers’ sensitivity to regulatory, economic, environmental and competitive conditions in certain geographic regions; our ability to increase the use by practitioners and clinics of the Biote Method at the rate that we anticipate or at all; our ability to grow our business; the significant competition we face in our industry; our limited operating history; our ability to protect our intellectual property; the heavy regulatory oversight in our industry; changes in applicable laws or regulations; the inability to profitably expand in existing markets and into new markets; the possibility that we may be adversely impacted by other economic, business and/or competitive factors; and future exchange and interest rates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Biote’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 29, 2023, and other documents filed by Biote from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Biote assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Biote does not give any assurance that it will achieve its expectations.